UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              EXPRESS SCRIPTS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   302182100
                                 (CUSIP Number)


                                January 18, 2007
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]___Rule 13d-1(b)

                               [X]___Rule 13d-1(c)

                               [ ]___Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.: 302182100                                           Page 2 of 9 Pages
................................................................................

1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned
by Each Reporting
Person With
                      6.   Shared Voting Power                7,349,404
                      .........................................................
                      7.   Sole Dispositive Power             None
                      .........................................................
                      8.   Shared Dispositive Power           7,349,404
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       7,349,404
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.4% based on 135,437,000 shares outstanding as of September 30, 2006.
................................................................................
12.    Type of Reporting Person:

        OO

                                  SCHEDULE 13G

CUSIP No.: 302182100                                           Page 3 of 9 Pages
................................................................................

1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       LAWRENCE M. ROBBINS
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       United States of America
................................................................................
                      5.   Sole Voting Power                  None
                      ........ ................................................
Number of Shares
Beneficially Owned
by Each Reporting
Person With
                      6.   Shared Voting Power                7,349,404
                      ........ ................................................
                      7.   Sole Dispositive Power             None
                      ........ ................................................
                      8.   Shared Dispositive Power           7,349,404
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       7,349,404
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.4% based on 135,437,000 shares outstanding as of September 30, 2006.
................................................................................
12.    Type of Reporting Person:


       IA

                                                               Page 4 of 9 Pages

Item 1(a).        Name of Issuer:
                  Express Scripts, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  13900 Riverport Dr., Maryland Heights, Missouri 63043.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management"); and

                  ii)  Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Fund"), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital Opportunity Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                                                               Page 5 of 9 Pages



Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).        Citizenship

                  i) Glenview Capital Management is a Delaware limited liability company; and

                  ii)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).        CUSIP Number:

                  302182100

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of January 18, 2007, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 7,349,404 Shares. This amount consists of: (A) 309,200 Shares held for the account of Glenview Capital Partners; (B) 3,698,656 Shares held for the account of Glenview Capital Master Fund; (C) 1,589,200 Shares held for the account of Glenview Institutional Partners; (D) 444,200 Shares held for the account of the GCM Little Arbor Master Fund; (E) 88,200 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 880,287 Shares held for the account of Glenview Capital Opportunity Fund; (G) 337,461 Shares held for the account of Glenview Offshore Opportunity Fund and (H) 2,200 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).        Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 135,437,000 shares outstanding as of September 30,
2006).

                                                               Page 6 of 9 Pages


Item 4(c).        Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:

(i)   Sole power to vote or direct the vote:                   0

(ii)  Shared power to vote or direct the vote:                 7,349,404

(iii) Sole power to dispose or direct the disposition of:      0

(iv)  Shared power to dispose or direct the disposition of:    7,349,404


Item 5.           Ownership of Five Percent or Less of a Class:
                  This Item 5 is not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:
                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:
                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2007                    GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                              ---------------------------------
                                          Name:  Lawrence M. Robbins
                                          Title: Chief Executive Officer


Date: January 18, 2007                    LAWRENCE M. ROBBINS


                                          /s/ Lawrence M. Robbins
                                          -------------------------------------

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX


Ex.                                                                  Page No.

A      Joint Filing Agreement, dated January 18, 2007 by and
       between Glenview Capital Management, LLC and
       Lawrence M. Robbins........................................      9

                                                               Page 9 of 9 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Express Scripts, Inc. dated as of January 18, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 18, 2007                    GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                              ---------------------------------
                                          Name:  Lawrence M. Robbins
                                          Title: Chief Executive Officer


Date: January 18, 2007                    LAWRENCE M. ROBBINS

                                          /s/ Lawrence M. Robbins
                                          -------------------------------------